Mail Stop 4561

March 30, 2006

Mr. Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue- Suite 1900
Milwaukee, Wisconsin 53202-4125

Re: The Marcus Corporation
        Form 10-K for the fiscal year ended May 26, 2005
        File No. 1-12604

Dear Mr. Neis:

We have completed our review of the above referenced filing and have no further comments at this time.

        Sincerely,

        Steven Jacobs
        Branch Chief